Filed by Cumulus Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Citadel Broadcasting Corporation
Commission File No.: 001-31740
The following is a transcript of an interview of Lewis W. Dickey, Jr., Chairman, President and CEO of Cumulus Media Inc., on CNBC on March 10, 2011.
Forward-Looking Statements
This communication contains “forward-looking” statements regarding the acquisition of Citadel Broadcasting Corporation by Cumulus Media Inc. and related financing, which include expected earnings, revenues, cost savings, leverage, operations, business trends and other such items, that are based on current expectations and estimates or assumptions. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors, include, but are not limited to, the possibility that the acquisition or the related financing is not consummated, the failure to obtain necessary regulatory or stockholder approvals or to satisfy any other conditions to the acquisition, the failure to realize the expected benefits of the acquisition, and general economic and business conditions that may affect the companies before or following the acquisition. For additional information regarding risks and uncertainties associated with Cumulus, see its filings with the Securities and Exchange Commission (“SEC”), including its Form 10-K for the year ended December 31, 2009 and subsequently filed periodic reports. Cumulus assumes no responsibility to update the forward-looking statements contained in this release as a result of new information, future events or otherwise.
Additional Information
This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cumulus or Citadel. Cumulus will file a registration statement, and Cumulus and Citadel will file with the SEC and mail to their respective security holders an Information Statement/Proxy Statement/Prospectus in connection with the proposed business combination. INVESTORS ARE URGED TO READ THOSE FILINGS, AND ANY OTHER FILINGS MADE BY CUMULUS WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Those documents, when filed, as well as Cumulus’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Cumulus’s website at www.cumulus.com.
Cumulus and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Citadel’s stockholders. You can obtain more information about Cumulus’s executive officers and directors, and their beneficial interests in Cumulus’s common stock, from filings made with the SEC, which are available at the SEC’s website, www.sec.gov. Information regarding any interests of the executive officers and directors in this transaction will be contained in the Information Statement/Proxy Statement/Prospectus when it becomes available.

LEWIS W. DICKEY, JR. INTERVIEW ON STRATEGY SESSION ON CNBC
March 10, 2011
Announcer 1: You know what, between the selloff and GM there was actually some other deal making today. It was a story I broke right here, first. Cumulus Media agreeing to buy Citadel Broadcasting in a cash to stock deal it’s about $2.5 billion. Lew Dickey, Chairman and CEO of Cumulus, and he joins us in an exclusive interview. Welcome Lew nice to have you.
Lew Dickey: Thank you Dave nice to see you.
Announcer 1: Nice to see you too. You’re going to be running a company with $3 billion in debt. Does that scare you at all?
Lew Dickey: Well it’s over $4 billion in assets and its going to be about a little more than half a billion dollars of EBITDA David and generates an awful lot of free cash flow and should delever about 3 quarters of a turn a year, so we think we’ve got a very solid balance sheet. It’s going to be very liquid and its going to be a very strong equity market cap that will enable investors to in essence, play the recovery in local ads spend.
Announcer 1: Yeah, well I guess I want to get to that recovery. You think you’re going to be able to delever, what did you say, half a turn a year, is that right?
Lew Dickey: Well we think upwards of three quarters of a turn a year. Radio is an interesting business in that it generates an awful lot of free cash. Low cap ex, high operating leverage and that’s a very attractive investment.
Announcer 1: That’s why you wanted to try and take Cumulus private a few years back, right?
Lew Dickey: That’s correct.
Announcer 1: Why do you see a continued rebound and tell me what you’re seeing in terms of the local advertising market? You’re going to have what, 570 stations or so around the country. What are you seeing on the ground right now?
Lew Dickey: Well we’re going to have 570 stations, we’ll be in 120 markets in eight of the top ten U.S. cities, and then on top of that we’ll have a fully distributed network to really drive content and our technology assets through. So it’s going to be an amazing platform. When we think about, you know, radio is a local medium, upwards of 85-88 percent of its revenue is derived from the local economies and local ad spend is really a function of local retail sales and we have a bullish view on that over the next 5 years. So when you think about, that what’s our competition and for really for local ad spend, its newspapers, its directories, it’s shared mail and all of those businesses have their unique challenges at this stage of the game
Announcer 1: I can think of a lot of competitors to your actual usage, which is things like Pandora and obviously, you know, I’m using my iPod in my car and I mean a million other things that you know a lot more about than I do. Why are you confident the audience is still going to be there in sufficient numbers for your advertisers to pay you?
Lew Dickey: Well you know empirically, you’ve had Neilson and you’ve had Arbitron surveying the industry and the audience is there. It’s spending about 18% of its time with radio. And the reach of radio has never been greater and this platform alone is going to reach about 60 million people a week. So you’ve got a business that has tremendous reach. It has the ability to be fragmented and be flexible in terms of offering advertisers the ability to target specific demographics based on the formats as you know that we have on the individual radio stations and it’s already the low-cost provider in the market. So when you think about everything else that’s around us and competing for those local ad dollars, we think radio’s got an excellent chance to at least maintain share if not increase it, due to what’s going on around it with as we say newspapers, directories and shared mail.
Announcer 2: You know Lew, David mentioned the debt loads is this the optimal capital structure for this combined company given the various different models that you have to run with different scenarios for the economy at this point?
Lew Dickey: Gary, I think it’s going to be an excellent capital structure and obviously our goal is to delever this down into the fours where I think is the optimal trading range for this you want to have some leverage against this equity whenever you’ve got such high free cash flow and it delevers so quickly. So, we think this makes a lot of sense, it’s a very prudent capital structure and the balance sheet’s going to be very flexible and the way we’ve structured it we believe we’ve got the optimal amount of flexibility coming out of the gate here. We’re very confident this is the right capital structure, which is why we’ve designed it this way.
Announcer 1: Concerned at all your stock’s off about 7 percent today, Lew?
Lew Dickey: Well it’s a tough tape as you know and the stock had run quite a bit. Since the announcement the stock ran high teens and so I think it’s come back just a little bit and people are trying to see which side of the transaction to play and it’s very tough to buy the other side of it right now. The equity is somewhat illiquid. I think it’ll all settle out, but when they see the trading range, excuse me, the trading multiple of the combined pro forma entity, and as we get a chance to explain all of this on our earnings call on Monday, I think the investment community is going to understand this is truly an excellent deal and a great vehicle in order to, as I say, play the recovery and local ad spend going forward.
Announcer 1: Lew Dickey as always, very much appreciated. Nice to see you, even though you’re there, not here but one day you’ll come into the studio, I hope, as well.
Lew Dickey: Thank you David.
Announcer 1: You’re very welcome. Lew Dickey, Chairman CEO of Cumulus. Interesting, it’s a free cash flow story. That’s why you get guys, that’s why they did

Clear Channel, Tom Lee and those guys and that’s why he considered taking Cumulus. A lot of free cash flow still in that business.
Announcer 2: And we love free cash flow, that’s why on paper this immediately looks like it’s going to be one of those 1 out of 10 deals because it makes a lot of sense. But it’s so reliant on what happens in the local advertising market, which is very reliant on what happens in the global economy.
Announcer 1: No doubt about it.